                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                              THE FIRST YEARS INC.
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                                (Name of Issuer)


                         COMMON STOCK, $.10 par value
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                         (Title of Class of Securities)


                                   337610 109
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                                 (CUSIP Number)


   Benjamin Peltz, c/o The First Years Inc., One Kiddie Drive, Avon, MA 02322
                                 (508) 588-1220
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 24, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

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----------------------------                        ----------------------------
 CUSIP NO.   337610 109           SCHEDULE 13D         Page 2 of 5 pages
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1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Benjamin Peltz

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                   (a) [ ]
                                                                   (b) [ ]
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3             SEC USE ONLY

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4             SOURCE OF FUNDS (See Instructions)

              OO
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
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                 7       SOLE VOTING POWER

                         645,802 (includes 390,000 shares held by two trusts of
                         which Mr. Peltz is trustee and 38,000 shares held
                         subject to stock options).
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               0
    EACH         ---------------------------------------------------------------
 REPORTING       9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                 645,802 (includes 390,000 shares held by two trusts
                         of which Mr. Peltz is trustee and 38,000 shares held
                         subject to stock options).
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         0
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              645,802
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   [ ]

              (See Instructions)
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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.0%
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14            TYPE OF REPORTING PERSON (See Instructions)

              IN
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         Item 1.  SECURITY AND ISSUER

                  Common Stock, $.10 par value.

                  THE FIRST YEARS INC.
                  One Kiddie Drive
                  Avon, MA 02322

         Item 2.  IDENTITY AND BACKGROUND

                  (a) Benjamin Peltz
                  (b) c/o The First Years Inc., One Kiddie Drive,
                      Avon, MA 02322
                  (c) Director of The First Years Inc.
                  (d) Not applicable.
                  (e) Not applicable.
                  (f) United States of America

         Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Peltz acquired beneficial ownership of 390,000 shares of Common Stock of The First Years Inc. on August 24, 2001 by operation of law upon his appointment as trustee of two trusts, whose beneficiaries are his brothers-in-law, Ronald J. Sidman, President, Chairman of the Board and Chief Executive Officer of The First Years Inc., and Kenneth R. Sidman, Director of The First Years Inc., and Judith I. Peltz, Mr. Peltz's wife. Prior to this initial Schedule 13D filing, Mr. Peltz beneficially owned 255,802 shares of Common Stock or 2.8% of the Common Stock.

         Item 4.  PURPOSE OF TRANSACTION

         Mr. Peltz acquired the shares that are the subject of this Schedule 13D filing by operation of law upon his appointment on August 24, 2001 as the trustee of the trusts described in Item 3 above. Other than as set forth in this
Item 4, Mr. Peltz has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

         Item 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) 645,802 shares, or 7.0% of the issued and outstanding shares of Common Stock, including 390,000 shares held by two trusts of which Mr. Peltz is trustee, and 38,000 shares which Mr. Peltz has the right to acquire within 60 days through the exercise of stock options. Mr. Peltz disclaims beneficial ownership of the shares held by the two trusts.

                                Page 3 of 5 pages

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                  (b)  Sole voting power: 645,802 shares (includes 390,000
                  shares held by two trusts of which Mr. Peltz is trustee and 38,000 shares which Mr. Peltz has the right to acquire within 60 days through the exercise of stock options).

                  Shared voting power: 0

                  Sole dispositive power: 645,802 shares (includes 390,000 shares held by two trusts for which Mr. Peltz is trustee and 38,000 shares which Mr. Peltz has the right to acquire within 60 days through the exercise of stock options).

                  Shared dispositive power: 0

                  (c) On August 24, 2001, Mr. Peltz acquired beneficial ownership of 390,000 shares of Common Stock of The First Years Inc. by operation of law upon his appointment as trustee of two trusts whose beneficiaries are his brothers-in-law, Ronald
                  J. Sidman, President, Chairman of the Board and Chief Executive Officer of The First Years Inc., and Kenneth R. Sidman, Director of The First Years Inc., and Judith I. Peltz, Mr. Peltz's wife.

                  (d) The beneficiaries of the trusts for which Mr. Peltz is serving as trustee are his brothers-in-law, Ronald J. Sidman, President, Chairman of the Board and Chief Executive Officer of The First Years Inc., and Kenneth R. Sidman, Director of The First Years Inc., and Judith I. Peltz, Mr. Peltz's wife.

                  (e) Not applicable.

         Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Not applicable.


         Item 7.  MATERIAL TO BE FILED AS EXHIBITS

                  Not applicable.


                                Page 4 of 5 pages


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                September 19, 2001
                                          -----------------------------
                                                     (Date)

                                               /s/ Benjamin Peltz
                                          -----------------------------
                                                    (Signature)


                                               Mr. Benjamin Peltz
                                          -----------------------------
                                                   (Name/Title)






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